Exhibit 99.3

Paris, February 10, 2010

Sanofi-aventis delivers double-digit EPS1 growth in 2009

as the Transformation program progresses

	2009	Change on a reported basis	Change at constant exchange rates	Q4 2009	Change on a reported basis	Change at constant exchange rates
Net sales	€29,306m	+6.3%	+5.3%	€7,361m	+3.8%	+8.9%
Adjusted net income excluding selected items[2]	€8,471m	+17.9%	+12.8%	€1,796m	+10.4%	+19.1%
Adjusted EPS excluding selected items[2]	€6.49	+18.2%	+13.1%	€1.37	+9.6%	+18.4%

In order to facilitate an understanding of our operational performance, we comment on our adjusted income statement excluding selected items2, a non-GAAP financial measure. 2009 consolidated income statement is provided in Appendix 6, as are details of adjustments and selected items. Consolidated net income for 2009 was €5,265 million, compared with €3,851 million for 2008. Consolidated earnings per share for 2009 was €4,03 versus €2.94 for 2008.

Commenting on the Group’s 2009 performance, sanofi-aventis Chief Executive Officer Christopher A. Viehbacher said, “2009 was the first year of implementation of our new strategy. Major steps have already been achieved in strengthening our growth platforms and reinforcing our R&D pipeline while delivering a double-digit EPS1 growth”.

Full-year 2009 performance3 boosted by our growth platforms

•

Strong performance from our growth platforms enhanced by acquisitions: Emerging Markets (+19.0%), Diabetes (+19.4%), Vaccines (+19.2%), Consumer Health Care (+26.8%), largely offset the impact of generic competition for Eloxatin® in the U.S. and Plavix® in Europe

•	Flu vaccine sales of €1,062 million including €440 million A/H1N1 sales. Pentacel® sales reached €341 million in the U.S.

•	Launch of Multaq® in the U.S. on track; approval also granted in the European Union, Canada, Switzerland, Brazil and Mexico

•	2009 adjusted EPS excluding selected items[2] up 13.1% at constant exchange rates to €6.49, consistent with guidance

•	Proposed dividend of €2.40 per share (versus €2.20 paid in 2009 ), payable May 25, 2010

Execution on our Transformation program

•	Growth platforms reinforced in 2009 with €6.6 billion invested in 33 new partnerships and acquisitions

•	Creation of a U.S. consumer health care platform with the successful tender offer for Chattem

•

Significant achievements in R&D: portfolio prioritization completed; 60% of the development portfolio in biologics and vaccines; multiple licenses and acquisitions; BSI-201, cabazitaxel and otamixaban moving forward

2010 guidance

•

Despite expected generic competition, and given the performance of growth platforms, sanofi-aventis expects growth[4] in Business EPS[2] at constant exchange rates to be between 2% and 5% in 2010, barring major unforeseen adverse events. This guidance does not take into account potential generic competition for Lovenox®.

(1)	Adjusted EPS excluding selected items at constant exchange rates; (2) See Appendix 9 for definitions of financial indicators, and page 10 for details of selected items; (3) Growth in net sales is expressed at constant exchange rates unless otherwise indicated (see Appendix 9 for a definition); (4) This growth estimate is based on 2009 Business EPS of €6.61; see Appendix 9 for definition;

2009 fourth-quarter and full-year net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates2.

In the fourth-quarter of 2009, sanofi-aventis generated net sales of €7,361 million, up 3.8% on a reported basis. Exchange rate movements had an unfavorable effect of 5.1 percentage points, of which approximately 60% was due to the weakening of the U.S. dollar versus the euro. At constant exchange rates, and adjusting for changes in structure (in particular the consolidation of Zentiva and Medley), net sales rose by 8.9%. Excluding changes in structure and at constant exchange rates, fourth-quarter organic net sales growth was 5.6%.

For full-year 2009, net sales rose by 6.3% to €29,306 million. Exchange rate movements had a favorable effect of 1.0 percentage point. The appreciation of the U.S. dollar (and to a lesser extent the yen) against the euro more than offset the unfavorable effect of various other currencies. At constant exchange rates, and after taking into account changes in structure (primarily the consolidation of Zentiva and Medley in the second quarter, and the end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008), net sales rose by 5.3%. Excluding changes in structure and at constant exchange rates, organic net sales growth in 2009 was 4.0%.

Pharmaceuticals

Fourth-quarter net sales for the Pharmaceuticals business were €6,263 million, up 2.7%. For full-year 2009, Pharmaceuticals net sales rose by 3.7% to €25,823 million.

Flagship products5

Millions of euros	2009 Q4 net sales	Change at constant exchange rates	2009 net sales	Change at constant exchange rates
Lantus®	763	+16.7%	3,080	+22.5%
Lovenox®	754	+8.1%	3,043	+8.8%
Plavix®	570	-11.6%	2,623	+0.2%
Taxotere®	533	+4.1%	2,177	+6.1%
Aprovel®	317	+6.9%	1,236	+4.7%
Eloxatin®	67	-80.5%	957	-34.7%
Apidra®	37	+30.0%	137	+38.8%
Multaq®	12		25

Net sales of Lantus®, the world’s leading insulin brand, were €763 million in the fourth quarter of 2009, an increase of 16.7%. The product reported solid growth of 16.8% in the U.S., to €460 million, boosted by increased use of the SoloSTAR® injection pen. In the “Other Countries” region, Lantus® net sales were up 36.7% at €104 million. In Europe, sales rose by 8.4% (to €199 million), despite a weaker performance in Germany. For full-year 2009, with worldwide sales of €3,080 million (+22.5%) driven by SoloSTAR®, Lantus® became the Group’s best-selling product in terms of consolidated net sales. In the United States, the contribution of SoloSTAR® to new prescriptions of Lantus® family products reached 26.4% by end December (IMS NPA December 2009), an increase of 6.7 percentage points versus the comparable period of 2008. In 2009, ClikSTAR®, a new reusable pen for the administration of Lantus® and/or Apidra®, was launched in several European Union countries and Canada. With ClikSTAR® and SoloSTAR®, sanofi-aventis now offers a full range of injection pens that make it easier for patients to use insulin. ClikSTAR® is currently being evaluated by the U.S. Food and Drug Administration (FDA).

[5]	See Appendix 2 for a geographical split of consolidated net sales by product.

Net sales of the rapid-acting insulin analog Apidra® increased by 30.0% in the fourth quarter to €37 million. Full-year sales were up 38.8% at €137 million, driven by the launch of SoloSTAR® Apidra® in the U.S. in 2009.

Lovenox®, the leading low molecular weight heparin on the market, reported 8.1% fourth-quarter sales growth to €754 million, with an improved performance in the United States (up 9.2% at €443 million). For full-year 2009, net sales of the product were up 8.8% driven by the performance in Europe (up 13.7% at € 890 million) and in the “Other Countries” region (up 14.8% at €331 million).

Taxotere® recorded fourth-quarter net sales of €533 million, up 4.1%. For full-year 2009, the product posted a 6.1% rise in net sales to €2,177 million. In October, sanofi-aventis submitted a request for marketing approval in Europe for Taxotere® as an adjuvant treatment for early stage breast cancer without lymph node involvement. In November, the EMA approved a new single vial formulation of Taxotere® in Europe. This new formulation was also filed for approval in the U.S. in December 2008. A pediatric data dossier on Taxotere® was submitted for regulatory approval in the U.S. in November 2009, in response to the FDA’s prior written request.

Net sales of Eloxatin® in the fourth-quarter were down 80.5% at €67 million, and accounted for only 1.1% of total pharmaceuticals sales. This performance reflects the introduction of generics in the U.S. in August 2009. Fourth-quarter sales in the U.S. were down 97.4% at €7 million. For full-year 2009, net sales of the product declined by 34.7% to €957 million.

The launch of Multaq®, the first anti-arrhythmic with a clinical benefit in reducing cardiovascular hospitalization in patients with atrial fibrillation to be approved, is on track with net sales of €12 million in the fourth quarter and €25 million for the full year of 2009. In the U.S., significant progress has been achieved with Managed Care reimbursement based on convincing pharmaco-economic data and clinical evidence. To date, nearly 60% of covered lives are reimbursable with favorable tier 2 formulary status. Prescription trends are in line with expectations, with more than 90,400 cumulative prescriptions in 2009 (IMS NPA). On November 30, 2009, the European Commission granted marketing authorization for Multaq®. In January 2010, Germany was the first country to launch Multaq® in the European Union. Multaq® is also marketed in Canada and Switzerland and has been approved in Brazil and Mexico. In November 2009, sanofi-aventis initiated RealiseAF, a major new registry designed to improve the understanding of the cardiovascular risk profile of atrial fibrillation patients and characterize their cardiovascular outcomes. This registry is targeted to include over 10,000 patients worldwide with atrial fibrillation.

Worldwide presence2 of Plavix®/Iscover®

The fourth-quarter worldwide presence of Plavix® reached €1,614 million (+1.0%). The performances in the United States (+11.3%, net sales consolidated by Bristol Myers Squibb) and in the “Other Countries” region (+17.3%) more than offset the sales decline in Europe (-30.8%). Sales in Europe were negatively impacted by the acceleration of generic competition, mainly based on a different salt of clopidogrel. Sales in France (including Clopidogrel Winthrop®) fell by 42.1%. In France, the Group launched an authorized generic of Plavix®, Clopidogrel Winthrop® (clopidogrel hydrogen sulphate) in the fourth-quarter. As a result, sanofi-aventis retained 56% of total units of clopidogrel in France (last week of December, 2009). In Japan, Plavix® continued its success, with net sales up 49.7% at €102 million in the fourth quarter.

For full-year 2009, the worldwide presence of Plavix® increased by 6.2% to €6,782 million. Japanese sales (€339 million) showed robust growth of 58.9%, taking the product’s presence in the “Other Countries” region over €1 billion for the first time (€1,152 million, up 14.4%).

[2]	See Appendix 9 for definitions of financial indicators

Worldwide presence of Plavix®/Iscover®: geographic split

Millions of euros	2009 Q4	Change at constant exchange rates	2009	Change at constant exchange rates
Europe	311	-30.8%	1,604	-10.3%
United States	992	+11.3%	4,026	+12.8%
Other Countries	311	+17.3%	1,152	+14.4%

TOTAL	1,614	+1.0%	6,782	+6.2%

Worldwide presence2 of Aprovel®/Avapro®/Karvea®

The fourth quarter worldwide presence of Aprovel® was up 3.1%, at €503 million. Europe saw a decline of 0.8%, principally reflecting competition from generics in Spain and Portugal in the monotherapy indication. The full year 2009 worldwide presence of Aprovel increased slightly (by 1.7%) to €2,012 million.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

Millions of euros	2009 Q4	Change at constant exchange rates	2009	Change at constant exchange rates
Europe	245	-0.8%	982	+0.8%
United States	125	-2.1%	524	-1.6%
Other Countries	133	+17.5%	506	+7.2%

TOTAL	503	+3.1%	2,012	+1.7%

Other Pharmaceutical Products

In the United States, net sales of the hypnotic Ambien® CR reached €117 million (+1.9%) in the fourth quarter and €497 million (+0.9%) for the full year. In Japan, Myslee®, the leading hypnotic on the market, continued to deliver a good performance with fourth-quarter net sales growth of 10.6% (to €55 million) and full year growth of 15.2% (to €194 million).

Fourth-quarter net sales of Allegra® fell by 16.4%, with the introduction of Allegra® D-12 generics in the United State in November adversely affecting the product’s U.S. sales (-41.9% to €46 million). In Japan, Allegra® continues to grow, with sales increasing by 12.8%. For the full year, Allegra® sales reached €731 million, down 2.6%.

Fourth-quarter net sales of Copaxone® were €118 million, an increase of 16.7%. The end of commercialization of the product by sanofi-aventis in North America effective April 1, 2008 led to a 23.8% decline in consolidated net sales of Copaxone® in 2009. The payments collected by sanofi-aventis on sales of Copaxone® in North America will stop at the end of the first quarter of 2010.

As of March 1, 2010, sanofi-aventis will take full commercial responsibility for Xyzal® in the United States.

[2]	See Appendix 9 for definitions of financial indicators

Consumer Health Care

The Consumer Health Care business posted fourth-quarter net sales of €405 million, an increase of 36.1% (or +19.1% on a constant structure basis and at constant exchange rates), reflecting dynamic organic growth and the consolidation of Zentiva’s consumer health activity. Worldwide sales of the Group’s eight flagship brands (Doliprane®, Essentiale®, No-Spa®, Maalox®, Enterogermina®, Magne B6®, Dorflex®, Lactacyd®) increased by 42.3% in the fourth quarter. For full-year 2009, Consumer Health Care net sales were €1,430 million, representing year-on-year growth of 26.8% (or +8.1% on a constant structure basis and at constant exchange rates). The eight flagship brands grew by 22.1% for the full year, largely driven by Doliprane® and Essentiale®. Oenobiol, the French leader in nutritional supplements for health and beauty (sales of €58 million in 2008) was consolidated as of the beginning of December.

In January 2010, sanofi-aventis signed agreements to establish a new Consumer Health Care joint venture in China with Minsheng Pharmaceutical Group. The intended sanofi-aventis-Minsheng joint venture will primarily focus on Vitamins and Mineral Supplements, the largest consumer healthcare segment in China, where Minsheng has established a strong presence.

Following the successful conclusion on February 8 of the tender offer for Chattem, a leading U.S. consumer healthcare company, sanofi-aventis has become the fifth largest consumer healthcare player in the world measured by combined product revenues. Chattem provides a strong platform for the potential conversion of prescription medicines, such as Allegra®, to over-the-counter status in the U.S.

Generics

Fourth-quarter net sales of the Generics business were €333 million, an increase of 253%. This rate primarily reflects the consolidation of Zentiva, Kendrick and Medley from the second quarter, coupled with low single digit organic growth (+2.1% on a constant structure basis and at constant exchange rates). For full-year 2009, net sales for the Generics business nearly tripled to €1,012 million (or +8.7% growth on a constant structure basis and at constant exchange rates). The new generics platform in Europe, combining the operations of Zentiva and sanofi-aventis, is now fully operational.

Animal Health

Merial, a leading animal health company and a wholly-owned subsidiary of sanofi-aventis since September 18, 2009, recorded fourth-quarter sales of $593 million, up 3.9% (or +12.9% on a reported basis). This performance was driven by the ruminants market in Brazil, and sustained growth of the pets vaccines and the avian franchise. Sales of Frontline® and other fipronil based products increased by 1.1% to $162 million.

Despite a challenging economic environment, Merial’s 2009 full-year performance was resilient, with net sales of $2,554 million, up 0.4% (or down 3.4% on a reported basis), impacted by a decrease in sales of BTV (Blue Tongue virus) vaccines following a high level of BTV vaccines sales in 2008. Net sales of Frontline® and other fipronil based products were down 1.5% at $996 million as a result of a decline in household consumption in the companion animal healthcare market and an increasingly competitive environment in the United States. Net sales of vaccines rose by 4.4% to $794 million, driven by growth of 8.4% in pets vaccines and recently launched vaccines in the avian and swine segments.

Exercise of the option to combine Merial and Intervet/Schering Plough, being highly probable, sanofi-aventis recognized the contribution from Merial on a separate line, “Net income from the Merial business” (Merial sales are not consolidated) in accordance with IFRS 5.

Human Vaccines business

The Human Vaccines business delivered strong fourth-quarter growth of 64.6% in consolidated net sales to € 1,098 million driven by the performance of its influenza franchise. Sanofi Pasteur posted a record year in influenza vaccines with sales of €1,062 million. Full-year 2009 net sales grew by 19.2% to €3,483 million driven by the strong performance of Pentacel®, as well as the A/H1N1 vaccine shipments. The Human Vaccines business represented 11.9% of the Group’s total net sales in 2009 versus 10.4% in 2008.

Pentacel® (which in June 2008 was the first 5-in-1 pediatric combination vaccine to be licensed in the United States against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b) continued its success with net sales of €104 million in the fourth quarter (versus €57 million in the fourth quarter of 2008) and €343 million in 2009 (versus €84 million in 2008).

Net sales of influenza vaccines for the fourth quarter reached €564 million, against €162 million in the fourth quarter of 2008. Pandemic sales represented €362 million for the fourth quarter, in line with the guidance given when the third quarter results were announced, and €465 million for the full year (including €25 million in sales of H5N1 vaccine). Seasonal influenza sales amounted to €202 million, up 32.2%, reflecting a shift in sales from the third quarter to the fourth due the low-yielding B strain and A/H1N1 influenza pandemic. Overall, Sanofi Pasteur supplied over 280 million doses of influenza vaccines in 2009, including over 100 million doses of monovalent pandemic vaccines and 180 million of trivalent seasonal influenza vaccines, representing an estimated 40% of global demand in the northern hemisphere and 75% in the southern hemisphere.

Net sales of Menactra® (a quadrivalent meningococcal meningitis vaccine) in 2009 were €445 million (+1.1%). The submission of Menactra Infant/Toddler in the United States is scheduled for the second quarter of 2010.

In 2009, Sanofi Pasteur reinforced its leadership in emerging markets with net sales of €932 million, an increase of 16.0% versus 2008. Shantha, the Indian vaccine manufacturer controlled via Sanofi Pasteur’s third quarter acquisition of ShanH (a French holding company set up by Mérieux Alliance), has recorded net sales of €17 million since the acquisition. Shantha provides access to a promising R&D pipeline, a solid vaccine portfolio and additional manufacturing capacities to address the needs of the emerging markets. In December, Shantha launched ShanCholTM, India’s first oral cholera vaccine. In 2009, Shantha was also awarded a 3-year contract from a United Nations agency worth a total of $340 million for the supply of SHAN5™ (a pediatric combination vaccine against diphtheria, pertussis, tetanus, Haemophilus influenzae type B infections and hepatitis B) during the 2010-2012 period.

Millions of euros	2009 Q4 net sales	Change at constant exchange rates	2009 net sales	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	244	+18.3%	968	+22.8%
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	564	+270.4%	1,062	+46.7%
of which seasonal vaccines	202	+32.2%	597	-1.7%
of which pandemic vaccines	362	—	465	—
Meningitis/Pneumonia Vaccines (incl. Menactra®)	74	-13.2%	538	+6.1%
Adult Booster Vaccines (incl. Adacel®)	95	+13.3%	406	-3.0%
Travel and Other Endemics Vaccines	76	+6.8%	313	0.0%
Other Vaccines	45	-33.8%	196	+6.8%

TOTAL	1,098	+64.6%	3,483	+19.2%

Fourth-quarter net sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, fell by 15.1% on a reported basis to €295 million mainly due to lower Gardasil® sales. Sales of this vaccine (for the prevention of human papillomavirus infections, a major cause of cervical cancer) were down 30.3% on a reported basis at €89 million. This decrease was due to extensive catch-up campaigns in the prior year. In 2009, sales at Sanofi Pasteur MSD were €1,132 million, down 11.0% on a reported basis, mainly due to the drop in sales of Gardasil® (€395 million, down 32.4%). Excluding Gardasil®, Sanofi Pasteur MSD achieved growth of 7.2% in 2009.

Net sales by geographic region

Millions of euros	2009 Q4 net sales	Change at constant exchange rates	2009 net sales	Change at constant exchange rates
Europe	2,892	+2.6%	12,059	+3.2%
of which Eastern Europe and Turkey	611	+42.6%	2,266	+34.9%
United States	2,252	+9.8%	9,426	+2.8%
Other Countries	2,127	+18.1%	7,821	+12.1%
of which Japan	492	+16.4%	1,844	+10.7%
of which Asia (excluding the Pacific region)	379	+4.4%	1,610	+9.0%
of which Latin America	582	+31.6%	1,913	+15.7%
of which Africa	210	+18.9%	775	+8.7%
of which Middle East	185	+28.0%	647	+16.4%

TOTAL	7,361	+8.9%	29,306	+5.3%

Fourth-quarter growth in Europe was 2.6%, driven by Eastern Europe, mainly on the consolidation of Zentiva and strong growth in Russia. Sales in Western Europe declined by 5.1%, as a result of increased competition from clopidogrel generics.

The United States recorded sales growth of 9.8% in the fourth quarter, the impact of competition from Eloxatin® generics being more than offset by A/H1N1 vaccine sales.

Emerging markets6 posted fourth-quarter net sales of €1,997 million (+26.2%, or +8.9% on a constant structure basis and at constant exchange rates), with strong growth registered in Latin America, Africa and the Middle East.

In 2009, net sales in Europe grew by 3.2%.

The United States recorded sales growth of 2.8% in 2009, helped by strong growth for Lantus (+23.6%) and vaccines (+19.1%), despite competition from generics of Eloxatin® since August and the impact of the end of commercialization of Copaxone by sanofi-aventis effective April 1, 2008.

In Japan, net sales rose by 10.7% to €1,844 million in 2009, boosted by a strong Plavix® performance.

In 2009, emerging markets net sales rose by 19.0% (or +7.5% on a constant structure basis and at constant exchange rates) to €7,356 million. Emerging markets accounted for 25.1% of consolidated net sales in 2009, 1.4 percentage points higher than in 2008. Net sales in China grew by 28.8% to €512 million. Russia recorded net sales of € 508 million, a rise of 59.8%. Brazil continued to drive sales in Latin America thanks to healthy organic growth and the acquisition of Medley.

[6]

World excluding the U.S., Canada, Western Europe (France, Germany, United Kingdom, Italy, Spain, Greece, Cyprus, Malta, Belgium, Portugal, Netherlands, Austria, Switzerland, Ireland, Finland, Norway, Iceland, Denmark), Japan, Australia and New Zealand.

Double-digit growth in 2009 full-year adjusted EPS

excluding selected items2 at constant exchange rates

2009 fourth-quarter financial results

Adjusted income statement excluding selected items2

Sanofi-aventis generated fourth-quarter net sales of €7,361 million, an increase of 3.8% on a reported basis. “Other revenues” were stable (+0.3%). A good performance from Plavix® in the United States was penalized by an unfavorable dollar effect. At constant exchange rates, “Other revenues” were up 8.7%.

Gross profit was down slightly (by 0.5%) at €5,504 million, but increased by 5.4% at constant exchange rates. The ratio of cost of sales to net sales was 30.2%. This increase of 3 percentage points mainly reflects the product mix, the cost of the donation of influenza vaccines to the WHO, and unfavorable currency effects.

Research and development expenses fell by 7.0% to €1,214 million, reflecting a decrease in pharmaceuticals R&D spend, and despite continuing spend in vaccines and the development costs of acquired companies. At constant exchange rates, the decline was 4.6%. Overall, the ratio of R&D expenses to net sales was down 1.9 percentage points at 16.5%.

Selling and general expenses were €1,991 million, an increase of 2.4% (or 7.0% at constant exchange rates). This increase notably reflects the selling and general expenses of acquired companies, and additional marketing costs in emerging markets. The ongoing adaptation program helped reduce the ratio of selling and general expenses to net sales by 0.4 of a percentage point to 27.0%.

Other current operating income net of expenses showed net income of €19 million, versus a net expense of €24 million in the fourth quarter of 2008. The year-on-year change mainly reflects an increase in payments received by sanofi-aventis on sales of Copaxone® in North America (€88 million) and less unfavorable foreign results.

Operating income – current2 increased by 2.5% to €2,254 million and was impacted by an unfavorable dollar effect. At constant exchange rates, growth was 10.5%.

Net financial expenses were €117 million, against €122 million in the comparable period of 2008. Net interest expense on debt totaled €84 million compared with €41 million in the fourth quarter of 2008, reflecting the acquisitions made in 2009 (in particular Merial, for €2.8 billion, completed September 18, 2009).

The effective tax rate fell 3.1 percentage points to 23.8%, reflecting the adjustment of the effective tax rate of the first 9 months of the year (29%) to align on the full-year effective tax rate (28%) due to a new protocol to the 1994 U.S.-France income tax treaty that took effect on December 23, 2009 and applies retroactively from January 1, 2009. This new protocol eliminates source-country taxation of certain direct dividends payments.

The share of profits from associates (excluding Merial) was €197 million, an increase of 1.5%, with the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance up 5.1% at €187 million, impacted by an unfavorable dollar effect. The contribution from Sanofi Pasteur MSD increased.

Adjusted net income from the Merial business (100% of the net income) was €52 million.

Minority interests declined by 26.4% to €81 million, reflecting a fall in the pre-tax profits paid to BMS from territories managed by sanofi-aventis (€76 million versus €106 million in the fourth quarter of 2008) as result of increased competition from clopidogrel generics in Europe.

Adjusted net income excluding selected items2 was €1,796 million, up 10.4% (19.1% at constant exchange rates). The ratio of adjusted net income excluding selected items2 to net sales improved by 1.4 points to 24.4%.

Adjusted earnings per share (EPS) excluding selected items2 was € 1.37, an increase of 9.6% (18.4% at constant exchange rates) on the 2008 fourth-quarter figure of €1.25. Excluding the positive tax impact, adjusted EPS excluding selected items2 would have risen by 15.2% at constant exchange rates.

[2]	See Appendix 9 for definitions of financial indicators, and page 10 for details of selected items

Full-year 2009 financial results

Adjusted income statement excluding selected items2

Sanofi-aventis generated 2009 net sales of €29,306 million, an increase of 6.3% on a reported basis. “Other revenues” rose by 15.5% due to a strong performance from Plavix® in the United States and a favorable dollar effect.

Gross profit was €22,896 million, an increase of 6.6% (or 4.6% at constant exchange rates). The ratio of cost of sales to net sales increased by 0.2 of a percentage point to 26.8%.

Research and Development expenses were virtually stable (up 0.2%) at €4,583 million, but fell by 1.4% at constant exchange rates. Cost savings in pharmaceuticals R&D coupled with the impact of previously announced project terminations offset a 14.5% increase in R&D spend in vaccines. The ratio of R&D expenses to net sales fell by 1 percentage point from 16.6% to 15.6%.

Selling and general expenses were 2.2% higher at €7,325 million (or up 1.1% at constant exchange rates). The ratio of selling and general expenses to net sales fell by 1 percentage point from 26% to 25%, reflecting the cost-control measures implemented by the Group.

Other current operating income, net of expenses was €385 million, compared with €203 million in 2008. These figures reflect a payment by Teva equal to 25% of North American sales of Copaxone®; the payment was €346 million for 2009 and €181 million for the last three quarters of 2008. These payments will cease at the end of the first quarter of 2010. In 2009, this line included a gain on foreign exchange versus a loss in 2008.

Operating income – current2 reached €11,153 million, a rise of 14.2%. At constant exchange rates, the growth rate was 9.7%. The ratio of operating income – current2 to net sales improved by 2.7 points to 38.1%.

Net financial expenses were €300 million, versus €270 million in 2008. Net interest expense on debt totaled €231 million compared with €191 million in 2008, reflecting the acquisitions made in 2009 and lower interest income on surplus cash.

The effective tax rate for 2009 was 28%, 1 percentage point lower than for 2008, due to a new protocol to the 1994 U.S.-France income tax treaty.

The share of profits from associates (excluding Merial) was €841 million, up 16.8%, with the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance up 25.8% at €785 million due to the performance of Plavix® in the United States coupled with a favorable dollar effect over the year. The contribution from Sanofi Pasteur MSD increased year on year.

The contribution of Merial to adjusted net income was €241 million; this figure consists of 100% of the adjusted net income of Merial from September 18, 2009 (when sanofi-aventis acquired a 100% interest) and 50% prior to that date.

Minority interests were €427 million, a decrease of 3.2%. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis was € 405 million, down 4.1% due to competition from clopidogrel generics in Europe.

Adjusted net income excluding selected items2 was €8,471 million, up 17.9% (12.8% at constant exchange rates). The ratio of adjusted net income excluding selected items2 to net sales improved by 2.8 points to 28.9%.

Adjusted earnings per share (EPS) excluding selected items2 was € 6.49, an increase of 18.2% (13.1% at constant exchange rates) relative to 2008 (€5.49). Excluding the positive tax impact, adjusted EPS excluding selected items2 would have grown by 11.7% at constant exchange rates, slightly ahead of our 2009 guidance.

[2]	See Appendix 9 for definitions of financial indicators and page 10 for details of selected items.

Selected items (see Appendix 6)

In the fourth quarter of 2009, selected items were €9 million (net of tax) and comprised €97 million of restructuring provisions (net of tax) associated with the Group’s adaptation program (reflecting adaptation of the Group’s sales force and industrial facilities in Europe) and a €106 million reversal of the deferred tax liability on tax costs of distributions subsequent to the new protocol to the 1994 U.S.-France income tax treaty that took effect on December 23, 2009. Selected items in the fourth quarter of 2008 represented a net after-tax gain of €85 million.

Selected items in 2009 represented a net after-tax expense of €627 million (compared with a net after-tax expense of €118 million in 2008), and comprised:

-	€1,080 million of restructuring costs associated with the Group’s adaptation program;

-	€20 million of impairment losses arising from the decision to discontinue development of TroVax®;

-	the €367 million tax effect arising on the selected items described above and a €106 million reversal of the deferred tax liability on tax costs of distributions subsequent to the new protocol to the 1994 U.S.-France income tax treaty.

Adjustments to the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (see Appendix 6)

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

-	A charge of €27 million arising from the workdown of inventories of companies acquired during the period remeasured at fair value, including €8 million charged in the fourth quarter.

-	An amortization charge of €3,308 million against intangible assets, of which €786 million was booked in the fourth quarter.

-	Impairment losses of €352 million, mainly in respect of Benzaclin®, Nasacort® and Actonel® in light of changes in the competitive environment.

-	Deferred taxes of €1,200 million, of which €232 million was booked in the fourth quarter. These deferred taxes were generated by the amortization charged against intangible assets, the workdown of inventories of acquired companies, and the impairment losses.

In “Share of profits/losses from associates” (excluding Merial), a reversal of €27 million, of which €6 million was booked in the fourth quarter, mainly relating to the amortization of intangible assets (net of tax) and for Merial a reversal of € 66 million (including €46 million on the workdown of inventories) of which €29 million was booked in the fourth quarter.

These adjustments have no cash impact on the Group.

Strong cash flow from operating activities in 2009 (See Appendices 7 and 8)

In 2009, operating cash flow before changes in working capital totaled €9,362 million, compared with €8,524 million in 2008.

Working capital needs increased by €847 million in 2009, after having remained stable in 2008, reflecting the growth in net sales and the impact of acquisitions.

Net cash generated by operating activities was €8,515 million which provided finance for capital expenditures of €1,460 million, and the dividend payout of €2,872 million and also partially funded the acquisitions made in 2009. These acquisitions comprised the purchases of equity interests (€6,334 million, including assumed debt), primarily in Merial, Zentiva, Shantha, Medley, Kendrick, BiPar, Fovea and Oenobiol while spending on alliances was € 325 million. Consequently, net debt stood at €4,135 million at December 31, 2009, (debt of €8,827 million, net of €4,692 million cash and cash equivalents) compared with €1,780 million at December 31, 2008, an increase of €2,355 million. The ratio of net debt to EBITDA remains low at 34%.

The sanofi-aventis Transformation program

Since the start of the year, we have been engaged in a wide-ranging Transformation program designed to meet the challenges facing the pharmaceutical industry to make us a global, diversified healthcare leader, and deliver sustainable growth. This Transformation program is expected to generate cost savings of €2 billion in 2013.

In 2009, the initial benefits of our cost management program were reflected in a 1 percentage point reduction in both the R&D/Sales and SG&A/Sales ratios. We delivered €480 million of cost savings in 2009.

For 2010, we expect that our Transformation program will generate more cost savings than initially planned.

Research and Development

2009 was a year of transformation within the Group’s Research and Development activities. Major steps have been already achieved with:

•	The approval of Multaq® in the U.S. and in the European Union, in Canada, Switzerland, Brazil and Mexico

•	Fast Track designations granted by the FDA in oncology for BSI-201 (which entered into Phase III in July) and for cabazitaxel as well as the progression of otamixaban into Phase III.

•	Several important phase transitions in clinical development as highlighted below.

•	A comprehensive and rigorous review right across the R&D portfolio that resulted in a refocusing of resources on the most promising projects.

•	The creation of two business divisions in oncology and diabetes integrating all relevant R&D, medical, commercial and device development activities.

•

Significant investments into major partnerships in diabetes (Wellstat), oncology (Exelixis, Merrimack, Micromet) vaccines (Syntiron, CSL, Kalobios), infectious diseases area (Alopexx), and immunology (Kyowa Kirin).

•	Several important acquisitions of research companies in oncology (BiPar), in ophthalmology (Fovea), and in vaccines (Shantha).

•	The establishment of academic partnerships with Rockefeller University, Caltech, and the Salk Institute.

In parallel, the implementation of a new R&D organization structured around patient approaches and entrepreneurial units is progressing according to plan.

As of today, the R&D portfolio is comprised of 49 projects in clinical development of which 17 are in Phase III or have been submitted to the health authorities for approval. The main developments in our R&D portfolio since the last update on October 30, 2009, are described below:

Significant achievements in the late stage pipeline

•

Cabazitaxel received a fast track designation from the FDA in December allowing for a rolling submission of the New Drug Application, based upon the outcome of the Phase III TROPIC study in second-line prostate cancer that demonstrated a statistically significant effect on overall survival. The results of this study will be presented at the congress of the American Society of Clinical Oncology – Genito-Urinary (ASCO GU) in March 2010.

•

The clinical development program of BSI-201, a PARP-1 inhibitor developed by BiPar Sciences (a company acquired by sanofi-aventis in 2009), in metastatic triple-negative breast cancer, is progressing as planned with the Phase III study meeting expectations on patient accrual and trial site coverage in the United States. As of the end of December, study investigators had enrolled 214 of the target number of 420 patients. The FDA granted Fast Track designation to BSI-201 for this indication. A phase III study in advanced squamous non-small cell lung cancer on top of gemcitabine/carboplatin is being implemented. Phase II trials in ovarian cancer have also started.

•

Following the positive results of the SEPIA-ACS1/TIMI-42 Phase II study, otamixaban (injectable selective direct inhibitor of coagulation factor Xa) is now in Phase III for moderate-to-high risk patients with UA/NSTEMI with planned early invasive strategy.

Phase II candidate advances:

•	A second generation quadrivalent vaccine (A,C,W,Y) for meningococcal meningitis in infants entered into phase II.

•	Phase II trials evaluating BSI-201 in ovarian cancer have also begun enrolling.

•

The phase II trial of a vaccine against Clostridium difficile infection (one of the most common causes of hospital-acquired infection in Europe and North America), previously initiated in the United Kingdom earlier in 2009, was expanded into the United States.

Several promising candidates entered Phase I:

•	An anti-PCSK9 monoclonal antibody, SAR 236553, which is being evaluated in the treatment of hypercholesterolemia started Phase I.

•	An anti-IL4 monoclonal antibody for the treatment of asthma and atopic dermatitis.

•	SAR161271, a promising long acting insulin entered the clinical portfolio.

•

A candidate vaccine (multi-protein formulation) against streptococcus pneumonia, a candidate vaccine (antibody fragment product) against pseudomonas aeruginosa and the rotavirus vaccine from Shantha moved into Phase I.

In November, Sanofi-aventis and Regeneron Pharmaceuticals, Inc. announced that they had entered into agreements to expand and extend their existing global collaboration to discover, develop, and commercialize fully-human therapeutic monoclonal antibodies. In December, Sanofi Pasteur, entered into an exclusive, worldwide licensing agreement with Syntiron to develop and commercialize its prophylactic vaccine against Staphylococcus, including Methicillin-Resistant Staphylococcus aureus.

As previously announced in December, the development of idrabiotaparinux for the prevention of thromboembolic events in patients with atrial fibrillation (BOREALIS trial) has been discontinued and the eplivanserin submission dossier in sleep disorders was withdrawn in the United States and in Europe.

Two projects in Phase II have been stopped: SAR407899 (erectile dysfunction) and ataciguat (neuropathic pain). We have decided to terminate the development of larotaxel. In Phase I, 6 projects have been halted.

In terms of regulatory affairs, a number of submissions of dossiers or approvals were achieved during the period:

•

Multaq® obtained marketing authorization in the U.S. in July 2009, where it is indicated for the reduction in the risk of cardiovascular hospitalizations in patients with paroxysmal or persistent atrial fibrillation or Atrial Flutteer and associated risk factors, and in the European Union in December, where it is indicated in adult clinically stable patients with a history of, or current non-permanent atrial fibrillation to prevent recurrence of atrial fibrillation or to lower ventricular rate.

•

Fluzone® High-Dose was licensed by the FDA in December. This new Influenza vaccine strengthens the immune response of people 65 years of age and older, an age group that suffers disproportionately from influenza and its complications.

•

The Committee for Medicinal Products for Human Use of the EMA recommended the marketing authorisation for DuoPlavin®, a new fixed combination of clopidogrel hydrogen sulphate and acetylsalicylic acid. The drug is indicated for prevention of atherothrombotic events in adult patients with acute coronary syndrome who are already taking both clopidogrel and acetylsalicylic acid, which simplifies treatment.

•	A pediatric data dossier for Taxotere® was submitted for regulatory approval in the U.S. in November 2009, following the FDA’s prior written request.

•

Following the supportive results of ACTIVE-A evaluating Plavix® in addition to aspirin, for patients with atrial fibrillation who were at increased risk of stroke and could not take an oral anticoagulant medication, a dossier was submitted to the U.S and European authorities.

•

Panenza®, a monovalent non-adjuvanted Influenza A(H1N1) vaccine, received marketing authorization in several European countries. A dossier for the adjuvanted influenza A/H1N1 vaccine, Humenza®, was submitted in Europe.

•	A dossier for Pediacel®, a 5-in-1 pediatric combination vaccines against diphtheria, tetanus, pertussis, polio and Haemophilus influenzae type b, has been submitted in Europe.

2010 Guidance

Despite expected generic competition, and given the performance of growth platforms, sanofi-aventis expects growth4 in Business EPS2 at constant exchange rates to be between 2% and 5% in 2010, barring major unforeseen adverse events. This guidance does not take into account potential generic competition for Lovenox®.

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In light of the first-time application of IFRS 8 (Operating Segments), sanofi-aventis has reviewed its segment structure and financial indicators, and now presents disclosures on the following segments in the notes to the financial statements: Pharmaceuticals, Vaccines, and Other Activities. This information is given in the 2009 Half-Year Financial Report and will be provided in the 2009 Financial Report. As of first quarter 2010, financial communications issued by sanofi-aventis will comment on the new indicator disclosed for segment reporting purposes (“Business net income – Pharmaceuticals, Vaccines and Other”).

Use of this indicator is not expected to give rise to any material difference as compared with the performance measure currently used by sanofi-aventis. Growth in 2009 net income measured using this new indicator is 18% and is similar to growth in “Adjusted net income excluding selected items” (17.9%).

**************************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMEA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

[2]	See Appendix 9 for definitions of financial indicators;
[4]	This growth is based on 2009 Business EPS of €6.61, see Appendix 9 for definition

Appendices

List of appendices

Appendix 1:	2009 fourth-quarter and full-year consolidated net sales by product

Appendix 2:	2009 fourth-quarter and full-year consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	2009 fourth-quarter and full-year net sales by animal health product

Appendix 5:	2009 fourth-quarter and full-year adjusted income statements excluding selected items

Appendix 6:	Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

Appendix 7:	Simplified consolidated cash flow statement

Appendix 8:	Simplified consolidated balance sheet

Appendix 9:	Definitions of non-GAAP financial indicators

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The board meeting which adopted the consolidated financial statements for the year ended December 31, 2009 was held on February 9, 2010. Audit procedures on the consolidated accounts have been completed. The reports of independent registered public accounting firms will be issued after finalization of specific verifications and other procedures required for the filings of the French Document de référence and Annual report on Form 20-F with the AMF and SEC, respectively.

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Appendix 1: 2009 fourth-quarter and full-year consolidated net sales by product

Millions of euros	2009 Q4 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	763	+16.7%	+8.2%	+16.7%
Lovenox®	754	+8.1%	+0.7%	+8.1%
Plavix®	570	-11.6%	-13.2%	-11.6%
Taxotere®	533	+4.1%	-1.5%	+4.1%
Aprovel®	317	+6.9%	+4.3%	+6.9%
Eloxatin®	67	-80.5%	-81.1%	-80.5%
Apidra®	37	+30.0%	+23.3%	+30.0%
Multaq®	12

Flagship Products	3,053	-3.5%	-8.6%	-3.5%
Stilnox®/Ambien®/Ambien CR®/Myslee®	213	+0.4%	-5.3%	+0.4%
Allegra®	140	-16.4%	-18.1%	-16.4%
Copaxone®	118	+16.7%	+15.7%	+16.7%
Tritace®	101	-5.4%	-9.0%	-5.4%
Amaryl®	106	+5.8%	+1.9%	+5.8%
Depakine®	84	+6.0%	0.0%	+6.0%
Xatral®	71	-4.9%	-12.3%	-4.9%
Actonel®	65	-22.9%	-21.7%	-12.3%
Nasacort®	52	-3.4%	-11.9%	-3.4%
Other Products	1,522	-2.3%	-5.3%	+1.4%
Consumer Health Care	405	+36.1%	+28.2%	+19.1%
Generics	333	+253.1%	+246.9%	+2.1%

Total Pharmaceuticals	6,263	+2.7%	-1.8%	-0.6%
Vaccines	1,098	+64.6%	+54.9%	+63.0%

Total	7,361	+8.9%	+3.8%	+5.6%

Millions of euros	2009 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	3,080	+22.5%	+25.7%	+22.5%
Lovenox®	3,043	+8.8%	+11.1%	+8.8%
Plavix®	2,623	+0.2%	+0.5%	+0.2%
Taxotere®	2,177	+6.1%	+7.1%	+6.1%
Aprovel®	1,236	+4.7%	+2.8%	+4.7%
Eloxatin®	957	-34.7%	-28.8%	-34.7%
Apidra®	137	+38.8%	+39.8%	+38.8%
Multaq®	25

Flagship Products	13,278	+4.6%	+6.4%	+4.6%
Stilnox®/Ambien®/Ambien CR®/Myslee®	873	-1.3%	+6.2%	-1.3%
Allegra®	731	-2.6%	+9.8%	-2.6%
Copaxone®	467	-23.8%	-24.9%	+20.6%
Tritace®	429	-9.2%	-12.6%	-9.2%
Amaryl®	416	+4.2%	+9.8%	+4.2%
Depakine®	329	+7.1%	+2.2%	+7.1%
Xatral®	296	-8.5%	-7.2%	-8.5%
Actonel®	264	-17.6%	-20.0%	-7.5%
Nasacort®	220	-11.7%	-8.3%	-11.7%
Other Products	6078	-6.0%	-6.3%	-2.5%
Consumer Health Care	1430	+26.8%	+18.9%	+8.1%
Generics	1012	+198.0%	+185.9%	+8.7%

Total Pharmaceuticals	25,823	+3.7%	+4.5%	+2.3%
Vaccines	3,483	+19.2%	+21.7%	+18.9%

Total	29,306	+5.3%	+6.3%	+4.0%

Appendix 2: 2009 fourth-quarter and full-year consolidated net sales by geographic region and product

Pharmaceuticals

2009 Q4 net sales (€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lantus®	199	+8.4%	460		+16.8%	104	+36.7%
Lovenox®	227	+6.8%	443		+9.2%	84	+6.2%
Plavix®	278	-33.9%	52	*	+70.0%	240	+24.1%
Taxotere®	231	+6.2%	199		+5.3%	103	-2.8%
Aprovel®	230	+0.4%	7			80	+18.3%
Eloxatin®	19	-48.7%	7		-97.4%	41	-16.0%
Apidra®	18	+28.6%	14		+15.4%	5	+100.0%
Multaq®			12
Stilnox®/Ambien®/Ambien CR®/ Myslee®	17	-10.0%	129		-1.4%	67	+8.3%
Allegra®	3	-25.0%	46		-41.9%	91	+11.1%
Copaxone®	115	+17.2%				3	0.0%
Tritace®	69	-12.2%				32	+13.8%
Amaryl®	21	-4.5%	3		+50.0%	82	+7.5%
Depakine®	50	0.0%				34	+16.7%
Xatral®	22	-17.9%	37		+8.1%	12	-12.5%
Actonel®	38	-32.1%				27	-3.7%
Nasacort®	8	+12.5%	37		-4.7%	7	-12.5%
* Sales of active ingredient to the American joint venture managed by BMS

2009 net sales (€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lantus®	767	+12.2%	1,909		+23.6%	404	+42.8%
Lovenox®	890	+13.7%	1,822		+5.3%	331	+14.8%
Plavix®	1,512	-10.4%	222	*	+28.5%	889	+19.3%
Taxotere®	928	+7.1%	827		+5.3%	422	+5.1%
Aprovel®	916	+2.6%	7			313	+8.6%
Eloxatin®	98	-52.4%	677		-37.2%	182	-1.6%
Apidra®	68	+40.0%	54		+27.5%	15	+87.5%
Multaq®			25
Stilnox®/Ambien®/Ambien CR®/ Myslee®	72	-3.9%	555		-4.8%	246	+9.1%
Allegra®	23	-20.0%	306		-15.9%	402	+13.9%
Copaxone®	454	+20.7%			-100%	13	-54.8%
Tritace®	298	-8.2%				131	-11.3%
Amaryl®	83	-6.4%	9		+33.3%	324	+7.2%
Depakine®	204	+2.8%				125	+15.7%
Xatral®	93	-28.9%	147		+16.0%	56	-10.8%
Actonel®	162	-25.0%				102	-2.7%
Nasacort®	36	-2.6%	158		-15.4%	26	0.0%

*	Sales of active ingredient to the American joint venture managed by BMS

Vaccines

2009 Q4 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	20	-45.9%	141	+51.5%	83	+6.2%
Influenza Vaccines*	82	+315.0%	351	+377.5%	131	+117.7%
Meningitis/Pneumonia Vaccines	5	+200.0%	54	-17.1%	15	-21.1%
Adult Booster Vaccines	11	-26.7%	75	+19.1%	9	+42.9%
Travel and Other Endemics Vaccines	7	+16.7%	13	-12.5%	56	+11.8%
Other Vaccines	5	-84.4%	33	+11.4%	7	-28.6%
* Seasonal and pandemic influenza vaccines

2009 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	135	-12.5%	529	+56.8%	304	+5.2%
Influenza Vaccines*	167	+80.9%	618	+36.2%	277	+55.7%
Meningitis/Pneumonia Vaccines	17	+63.6%	437	0.0%	84	+36.1%
Adult Booster Vaccines	62	+14.8%	310	-8.5%	34	+25.0%
Travel and Other Endemics Vaccines	27	-9.7%	69	-15.8%	217	+7.4%
Other Vaccines	40	-11.1%	135	+13.2%	21	+11.1%

*	Seasonal and pandemic influenza vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	2009 Q4 net sales	2008 Q4 net sales	2009 Q3 net sales	2008 Q3 net sales	2009 Q2 net sales	2008 Q2 net sales	2009 Q1 net sales	2008 Q1 net sales
Pharmaceuticals	6,263	6,380	6,354	5,906	6,726	6,032	6,480	6,389
Vaccines	1,098	709	1,046	947	712	657	627	548

Total	7,361	7,089	7,400	6,853	7,438	6,689	7,107	6,937

Appendix 4 : 2009 fourth-quarter and full-year net sales by animal health product

Millions of dollars	2009 Q4 net sales	2008 Q4 net sales	Change at constant exchange rates	2009 net sales	2008 net sales	Change at constant exchange rates
Frontline® and other fipronil	162	152	+1.1%	996	1,053	-1.5%
Vaccines	242	209	+4.1%	794	790	+4.4%
Avermectin	112	97	+5.6%	475	512	-4.1%
Other	77	67	+6.7%	289	288	+4.3%

Total	593	525	+3.9%	2,554	2,643	+0.4%

Appendix 5: Adjusted income statements excluding selected items

2009 fourth-quarter income statement

Millions of euros	2009 Q4	as % of net sales	2008 Q4	as % of net sales	% change
Net sales	7,361	100.0%	7,089	100.0%	+3.8%
Other revenues	368	5.0%	367	5.2%	+0.3%
Cost of sales	(2,225)	(30.2)%	(1,927)	(27.2)%	+15.5%

Gross profit	5,504	74.8%	5,529	78.0%	-0.5%
Research and development expenses	(1,214)	(16.5)%	(1,306)	(18.4)%	-7.0%
Selling and general expenses	(1,991)	(27.0)%	(1,945)	(27.4)%	+2.4%
Other current operating income/expenses	19		(24)
Amortization of intangibles	(64)		(56)

Operating income – current*	2,254	30.6%	2,198	31.0%	+2.5%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation
Operating income	2,254	30.6%	2,198	31.0%	+2.5%
Financial expenses	(99)		(86)
Financial income	(18)		(36)

Income before tax and associates	2,137	29.0%	2,076	29.3%	+2.9%
Income tax expense	(509)		(559)
Effective tax rate	23.8%		26.9%
Share of profit/loss of associates	197		193
Net income of the Merial business held for exchange**	52		27
Minority interests	(81)		(110)

Net income (after minority interests)	1,796	24.4%	1,627	23.0%	+10.4%
Average number of shares outstanding (millions)	1,307.0		1,305.1
Earnings per share (in €)	1.37		1.25		+9.6%

*	Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.
**	Held with a view to being exchanged under an option deal agreed with Merck that will enable the Animal Health business to be combined in a joint venture (accounting classification in accordance with IFRS 5)

2009 full-year income statement

Millions of euros	Full-year 2009	as % of net sales	Full-year 2008	as % of net sales	% change
Net sales	29,306	100.0%	27,568	100.0%	+6.3%
Other revenues	1,443	4.9%	1,249	4.5%	+15.5%
Cost of sales	(7,853)	(26.8)%	(7,335)	(26.6)%	+7.1%

Gross profit	22,896	78.1%	21,482	77.9%	+6.6%
Research and development expenses	(4,583)	(15.6)%	(4,575)	(16.6)%	+0.2%
Selling and general expenses	(7,325)	(25.0)%	(7,168)	(26.0)%	+2.2%
Other current operating income/expenses	385		203
Amortization of intangibles	(220)		(180)

Operating income – current*	11,153	38.1%	9,762	35.4%	+14.2%
Restructuring costs
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation

Operating income	11,153	38.1%	9,762	35.4%	+14.2%
Financial expenses	(324)		(335)
Financial income	24		65

Income before tax and associates	10,853	37.0%	9,492	34.4%	+14.3%
Income tax expense	(3,037)		(2,755)
Effective tax rate	28.0%		29.0%
Share of profit/loss of associates	841		720
Net income of the Merial business held for exchange**	241		170
Minority interests	(427)		(441)

Net income (after minority interests)	8,471	28.9%	7,186	26.1%	+17.9%
Average number of shares outstanding (millions)	1,305.9		1,309.3
Earnings per share (in €)	6.49		5.49		+18.2%

*	Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.
**	Held with a view to being exchanged under an option deal agreed with Merck that will enable the Animal Health business to be combined in a joint venture (accounting classification in accordance with IFRS 5)

Appendix 6: Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

2009 fourth-quarter income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	7,361		7,361		7,361
Other revenues	368		368		368
Cost of sales	(2,225)		(2,225)	(8)	(2,233)

Gross profit	5,504		5,504	(8)	5,496
Research and development expenses	(1,214)		(1,214)		(1,214)
Selling and general expenses	(1,991)		(1,991)		(1,991)
Other current operating income/expenses	19		19		19
Amortization of intangibles	(64)		(64)	(786)	(850)

Operating income – current*	2,254		2,254	(794)	1,460
Restructuring costs		(131)	(131)		(131)
Impairment of PP&E and intangibles
Gain/loss on disposals, litigation

Operating income	2,254	(131)	2,123	(794)	1,329
Financial expenses	(99)		(99)		(99)
Financial income	(18)		(18)		(18)

Income before tax and associates	2,137	(131)	2,006	(794)	1,212
Income tax expense	(509)	140	(369)	232	(137)
Share of profit/loss of associates	197		197	(6)	191
Net income of the Merial business held for exchange	52		52	(29)	23
Minority interests	(81)		(81)	1	(80)

2009 net income (after minority interests)	1,796	9	1,805	(596)	1,209
2008 net income (after minority interests)	1,627	85	1,712	(1,530)	182
Change 2009 vs. 2008 (in %)	+10.4%		+5.4%		+564.3%

2009 earnings per share (in € )**	1.37	0.01	1.38	(0.45)	0.93
2008 earnings per share (in €)	1.25	0.06	1.31	(1.17)	0.14
Change 2009 vs. 2008 (in %)	+9.6%		+5.3%		+564.3%

*	Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation
**	Based on an average number of shares outstanding of 1,307 million in the fourth quarter of 2009 and 1,305.1 million in the fourth quarter of 2008

Refer to page 10 for a description of 2009 fourth-quarter selected items.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

Fourth quarter of 2009

-	A charge of €8 million arising from the workdown of inventories of companies acquired during the period remeasured at fair value

-	An amortization charge against intangible assets of €786 million.

-	Deferred taxes of €232 million generated by the €786 million amortization charge and the workdown of inventories

-	In “Share of profits/losses from associates” (excluding Merial), a reversal of €6 million, mainly relating to the amortization of intangible assets (net of tax); and for Merial a reversal of €29 million (net of tax), mainly for the workdown of inventories.

These adjustments have no cash impact for the Group.

2009 full-year income statement

Millions of euros	Adjusted excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	29,306		29,306		29,306
Other revenues	1,443		1,443		1,443
Cost of sales	(7,853)		(7,853)	(27)	(7,880)

Gross profit	22,896		22,896	(27)	22,869
Research and development expenses	(4,583)		(4,583)		(4,583)
Selling and general expenses	(7,325)		(7,325)		(7,325)
Other current operating income/expenses	385		385		385
Amortization of intangibles	(220)		(220)	(3,308)	(3,528)

Operating income – current*	11,153		11,153	(3,335)	7,818
Restructuring costs		(1,080)	(1,080)		(1,080)
Impairment of PP&E and intangibles		(20)	(20)	(352)	(372)
Gain/loss on disposals, litigation

Operating income	11,153	(1,100)	10,053	(3,687)	6,366
Financial expenses	(324)		(324)		(324)
Financial income	24		24		24

Income before tax and associates	10,853	(1,100)	9,753	(3,687)	6,066
Income tax expense	(3,037)	473	(2,564)	1,200	(1,364)
Share of profit/loss of associates	841		841	(27)	814
Net income of the Merial business held for exchange	241		241	(66)	175
Minority interests	(427)		(427)	1	(426)

2009 net income (after minority interests)	8,471	(627)	7,844	(2,579)	5,265
2008 net income (after minority interests)	7,186	(118)	7,068	(3,217)	3,851
Change 2009 vs. 2008 (in %)	+17.9%		+11.0%		+36.7%

2009 earnings per share (in € )**	6.49	(0.48)	6.01	(1.98)	4.03
2008 earnings per share (in €)	5.49	(0.09)	5.40	(2.46)	2.94
Change 2009 vs. 2008 (in %)	+18.2%		+11.3%		+37.1%

*	Operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation
**	Based on average number of shares outstanding of 1,305.9 million in 2009 and 1,309.3 million in 2008

Refer to page 10 for a description of selected items in 2009.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

2009

-	A charge of €27 million arising from the workdown of inventories of companies acquired during the period remeasured at fair value.

-	An amortization charge of €3,308 million against intangible assets.

-	Impairment losses of €352 million, mainly in respect of Benzaclin®, Nasacort® and Actonel® in light of changes in the competitive environment.

-	Deferred taxes of €1,200 million. These deferred taxes were generated by the amortization charged against intangible assets, the workdown of inventories of acquired companies, and the impairment losses.

-	In “Share of profits/losses from associates” (excluding Merial), a reversal of €27 million, mainly relating to the amortization of intangible assets (net of tax); and for Merial, a reversal of €66 million, of which €46 million related to the workdown of inventories.

These adjustments have no cash impact for the Group.

Appendix 7: Simplified consolidated cash flow statement

€ million	2009	2008
Adjusted net income	7,844	7,068
Net income from the held-for-exchange Merial business	(241)	(170)
Net dividends from the held-for-exchange Merial business	179	116
Depreciation, amortization and impairment of property, plant and equipment and intangibles	1,351	1,195
Net gain/loss on disposals of non-current assets, net of tax	(25)	(45)
Other items	254	360

Operating cash flow before changes in working capital	9,362	8,524
Changes in working capital	(847)	(1)

Net cash provided by operating activities	8,515	8,523

Acquisitions of property, plant and equipment and intangibles	(1,785)	(1,606)
Acquisitions of investments, including assumed debt	(6,334)	(667)
Proceeds from disposals of property, plant and equipment and intangibles (net of tax), and other items	66	119

Net cash used in investing activities	(8,053)	(2,154)

Issuance of sanofi-aventis shares	142	51
Proceeds from sale of own shares on exercise of stock options	26	6
Repurchase of own shares		(1,227)
Dividends	(2,878)	(2,708)
Other items	(107)	(41)

Change in net debt	(2,355)	2,450

Appendix 8: Simplified consolidated balance sheet

ASSETS € million	12/31/09	12/31/08	LIABILITIES & EQUITY € million	12/31/09	12/31/08
Property, plant and equipment	7,830	6,961	Equity attributable to equity-holders of the company	48,188	44,866
Intangible assets (including goodwill)	43,480	43,423	Minority interests	258	205
Non-current financial assets, investments in associates, and deferred taxes	4,865	6,200	Total equity	48,446	45,071
			Long-term debt	5,961	4,173
Non-current assets	56,175	56,584	Provisions and other non-current liabilities	8,311	7,730
			Deferred tax liabilities	4,933	5,668
Inventories, accounts receivable and other current assets	12,840	11,177	Non-current liabilities	19,205	17,571
Cash and cash equivalents	4,692	4,226	Accounts payable and other current liabilities	8,099	7,512
			Short-term debt	2,866	1,833
Current assets	17,532	15,403	Current liabilities	10,965	9,345
Assets held for sale or held for exchange	6,342		Liabilities related to assets held for sale or held for exchange	1,433

Total ASSETS	80,049	71,987	Total LIABILITIES & EQUITY	80,049	71,987

Appendix 9: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the fourth quarter of 2009 and 2009:

Millions of euros	Q4 2009	2009
Net sales	7,361	29,306
Effect of exchange rates	360	(274)
Net sales at constant exchange rates	7,721	29,032

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income (see appendix 5 for a detailed reconciliation)

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude the material after-tax impacts of (i) the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

Adjusted net income excluding selected items

We define “selected items” as accounting items reflecting significant events occurring during the period that would alter a user’s understanding of our operational performance if they were not disclosed separately. Consequently, selected items are limited in number, unusual in nature, and involve significant amounts.

Selected items are primarily recorded in the following line items:

•	Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

•	Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

•	Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

•	Income tax expense, as regards the effect of material tax disputes and any tax effects of other income or expenses that are treated as selected items.

Business Net Income

With effect from the first quarter of 2010, sanofi-aventis will publish a new key Non-Gaap indicator in response to the application of IFRS 8. This indicator “business net income”, will replace “adjusted net income excluding selected items”

Business Net Income is the consolidated net income before:

•	Amortization of intangibles

•	Impairment of intangibles

•	Other impacts related to acquisitions (primarily inventory step-up and impacts of purchase accounting on associates)

•	Major restructuring costs

•	Significant gains and losses on disposals of non-current assets

•	Costs or provisions associated with major litigation

•	Tax effect on the items listed above

Reconciliation of 2009 Business Net Income to Adjusted Net Income excluding selected items

Millions of euros	2009	% Change
Adjusted Net Income excluding selected items	8,471	+17.9%
Amortization of intangible assets	220	—
Tax effect	(62)	—
Business Net Income	8,629	+18.0%
Adjusted EPS excluding selected items	6.49	+18.2%
Business EPS	6.61	+18.2%

EBITDA

EBITDA corresponds to the earnings (consolidated net income after minority interests) before net financial expenses, income tax expense, impairment, depreciation and amortization.